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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*

                                   -----------

                             StarNet Financial, Inc.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   803722 10 7
                  ---------------------------------------------
                                 (CUSIP Number)


      Telisa Webb Schelin, 1601 Elm Street, Suite 3000, Dallas, Texas 75201
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 1, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 803722 10 7                                          PAGE 2 OF 4 PAGES
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Daniel L. Jackson
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                           7        SOLE VOTING POWER
     NUMBER OF                      3,446,099
      SHARES               -----------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       -0-
      EACH                 -----------------------------------------------------
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                         3,446,099
      WITH                 -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,446,099
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.9%
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14       TYPE OF REPORTING PERSON*
         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 803722 10 7                                                Page 3 of 4

Item 1.  Security and Issuer.

         This Schedule 13D (this "Filing") relates to the Common Stock, $0.01 par value ("StarNet Common Stock"), and voting and other contractual rights relating thereto, of StarNet Financial, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 17000 Preston Road, Suite 350, Dallas, Texas 75248. The purpose of this Filing is to reflect the beneficial ownership of StarNet Common Stock by Daniel L. Jackson.

Item 2.  Identity and Background.

         (a)      Daniel L. Jackson ("Mr. Jackson")
         (b)      8150 North Central Expressway, Suite 1700, Dallas, Texas 75206
         (c)      Partner, Jackson & Rhodes P.C.
         (d) Mr. Jackson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) Mr. Jackson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Mr. Jackson is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         Effective close of business May 28, 1999, Sarkis Capital, Inc., a Delaware corporation ("Sarkis") acquired all of the stock of LoanNet, Inc., a Texas corporation ("LoanNet"), which is in the business of residential mortgage lending. In connection with the acquisition, Sarkis issued LoanNet 9,000,000 shares of authorized but unissued common stock, $.01 par value, which constituted 85% of the issued and outstanding stock of Sarkis. The consideration paid for the stock was all of the issued and outstanding shares of LoanNet. Upon the closing of the transaction, there were 10,800,000 shares of Sarkis's common stock issued and outstanding. As a shareholder of LoanNet and as a result of the above transaction, Oslin Nation Trust exchanged all of its LoanNet shares for 3,446,099 shares of common stock of Sarkis. Mr. Jackson is the trustee of the Oslin Nation Trust.

         On June 14, 1999, Sarkis changed its name to StarNet Financial, Inc.

Item 4.  Purpose of Transaction.

         The person signing this Filing does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Jackson is deemed to beneficially own 3,446,099 shares of StarNet Common Stock as the trustee of the Oslin Nation Trust. Of those shares deemed to be beneficially owned by Mr. Jackson, all shares were received through the share exchange transaction described in Item 3.


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CUSIP NO. 803722 10 7                                                Page 4 of 4

         The percentage calculations are based upon 10,800,000 shares of StarNet Common Stock outstanding on June 1, 1999.

         (b) Mr. Jackson may be deemed to have sole voting and dispositive power over 3,446,099 shares of StarNet Common Stock.

         (c) See Item 3 above.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




July 21, 1999                           /s/ Daniel L. Jackson
                                        ----------------------------------------
                                        Daniel L. Jackson